September 19, 2014

Re:	Citizens Financial Group, Inc. (the “Company”)

Registration Statement on Form S-1

Registration No. 333-195900

Ms. Kathryn S. McHale

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McHale:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Time on September 23, 2014 or as soon thereafter as is practicable. By separate letter, the underwriters of the offering of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely,

Citizens Financial Group, Inc.

By:	/s/ Bruce Van Saun

Name: Bruce Van Saun
Title: Chairman and Chief Executive Officer

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